UNITED STATES
               Securities and Exchange Commission
                    Washington, D.C.  20549

                          FORM 12b-25

                  NOTIFICATION OF LATE FILING

(Check One): x Form 10-K and 10-KSB  Form 11-K  Form 20-F  Form 10-Q  Form N-SAR

        For Period Ending:         March 31, 1999

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

ADM Tronics Unlimited, Inc.
Full Name of Registrant

Former Name if Applicable

224-S Pegasus Avenue
Address of Principal Executive Officer (Street and Number)

Northvale, New Jersey     07647
City, State and Zip Code


PART II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule
12b-25(b), the following should be completed (Check box if appropriate).

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
     (b) The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q, or N-SAR or portion thereof, could not be filed within the prescribed time period.

The report cannot be so filed because the Registrant entered into a settlement agreement with respect to an arbitration action and related litigation which would result in the Registrant's receipt of funds and the elimination of the foregoing actions. Additional time and effort was needed to consolidate the effect of the settlement into the annual report.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

    Jon Reisman                   561                     361-9300
      (Name)                    (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d)
    of the Securities Exchange Act of 1934 or Section 30 of the
    Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no identify report(s).
                                                               x Yes   No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               x Yes   No
    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is anticipated that the Registrant had an increase in revenues of over 41% or $615,000 for fiscal year ending March 31, 1999 as compared to 1998 and an operating loss of approximately $705,000 as compared to $722,777, respectively. The net loss for 1999 is anticipated to be approximately $970,000 due to the full offset of a net deferred tax asset resulting in income taxes of $265,000. Additionally, the Registrant recorded $96,000 of compensation relating to stock option issued to non-employees.


                 ADM Tronics Unliminted, Inc.
       (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  June 30, 1999       By: Andre' DiMino, Executive Vice President